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Nora M. Jordan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4684 tel 212 701 5684 fax nora.jordan@davispolk.com

December 13, 2010

Re:	Avenue Income Credit Strategies Fund Registration Statement on Form N-2 File Numbers 333-170030; 811-22485

Dominic Minore, Esq.
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Dear Mr. Minore:

Thank you for your written comment letter dated December 3, 2010 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) by Avenue Income Credit Strategies Fund (the “Fund”) on October 19, 2010 (the “Registration Statement”).  We have described the changes made to the Registration Statement in response to your comments or have otherwise provided explanations or supplementary information as requested below.  Where changes were necessary in response to your comments, they will be reflected in a Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, which will be filed via EDGAR.  In addition, a draft of the proposed Pre-Effective Amendment No. 1, along with a copy marked to show the changes, is being submitted as correspondence with this letter.

Registration Statement

Cover Page

Comment 1
Add a footnote to the “Calculation of Registration Fee Under the Securities Act of 1933” table to clarify that the amount being registered also includes all shares issued pursuant to the underwriters’ over-allotment option.

Response 1	The Fund has added a footnote clarifying that the amount being registered includes shares that may be offered to the underwriters pursuant to an option to cover over-allotments.

Dominic Minore, Esq.	2	December 13, 2010

Prospectus

Cover Page

Investment Objectives and Principal Investment Strategy

Comment 2	Identify each category of “derivative instruments” in which the Fund may invest.

Response 2	The Fund has added the following disclosure to the “Portfolio” section of the Cover Page:

The types of derivative instruments that the Fund currently anticipates investing in (or considering for investment) are: structured products, swaps, futures contracts, forward contracts and options (including options on swaps, futures contracts and foreign currencies).  In the future, the Fund may invest in other types of derivative instruments if deemed advisable by the Fund’s investment adviser or subadviser.

Comment 3
In the last sentence of the third paragraph, clarify whether there is any limitation on the amount of Fund assets that may be invested in non-U.S. credit obligations, generally, and in emerging market credit obligations, specifically.

Response 3
The Fund has clarified in the third paragraph that there is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non-U.S. credit obligations, generally, or in emerging markets credit obligations, specifically.

Portfolio Construction Guidelines

Comment 4a	Expand the discussion in (iii) to identify the person who will “deem” whether a security is of comparable credit quality.

Comment 4a	The Fund has revised the first paragraph to clarify that it will be an Avenue Manager that will deem a security to be of comparable credit quality.

Comment 4b	Clarify whether the “credit obligations and related instruments” identified in (i) and (ii) may also be rated “junk” or be deemed to be of comparable quality.

Comment 4b
The Fund has clarified that the credit obligations and related instruments identified in (i) and (ii) include instruments that may be rated as “junk” securities or deemed by an Avenue Manager to be of comparable quality.

Comment 4c	Also clarify whether the Fund may invest in credit obligations and related instruments that are either in default or are likely to default.

Dominic Minore, Esq.	3	December 13, 2010

Response 4c	The Fund has added the following disclosure to the “Portfolio—Portfolio Construction Guidelines” section of the Prospectus Summary:

The Fund will not invest in credit obligations or related instruments that, at the time of investment, are in default.  The Fund may invest in credit obligations or related instruments that, at the time of investment, are likely to default.

Comment 5
It appears that investments which “decrease the Fund’s exposure to credit obligations” should not be counted toward satisfying the Fund’s 80% asset test.  Make appropriate revisions to the disclosure in this regard.

Response 5
The Fund has revised this disclosure to clarify that, to satisfy the 80% asset test, these investments must provide either long or short exposure to another credit obligation.  The Fund believes that it is appropriate to count toward the 80% test instruments that provide short exposure to credit obligations, because such instruments provide another means to take an investment position with respect to the value of credit obligations.

Comment 6	Clarify how an investment would result in a “decrease” in the Fund’s exposure to credit obligations.

Response 6
As noted with respect to comment 5, the Fund has revised this disclosure to refer to instruments that provide long or short exposure to another credit obligation.  The Fund has also added the following disclosure in the “Portfolio—Portfolio Construction Guidelines” section of the Prospectus Summary:

Certain types of structured products, swaps and other derivative instruments provide short exposure to other credit obligations because the value of such instruments is inversely related to the value of one or more other credit obligations.

Comment 7
Identify the maximum percentage of Fund assets that may be allocated to derivatives and indicate whether the Fund may use derivatives for speculative purposes.  See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response 7	The Fund has added the following disclosure in the “Portfolio—Portfolio Construction Guidelines” section of the Prospectus Summary:

The Fund will not invest in a derivative (other than a credit default swap or a currency hedging instrument) if, immediately after the investment, derivatives (other than credit default swaps and currency hedging instruments) would represent more than 30% of the Fund’s Managed Assets on a marked-to-market basis. The Fund may use derivative instruments for hedging, as well as speculative, purposes.

Comment 8	Disclose that the Fund may originate loans.

Dominic Minore, Esq.	4	December 13, 2010

Response 8	The Fund has added disclosure indicating that it may act as a lender originating Senior Loans to the “Portfolio—Portfolio Construction Guidelines” section of the Prospectus Summary.

Comment 9	Clarify whether the Fund will not invest in mortgage-backed or asset-backed securities or securities whose value depends on the performance or the value of mortgaged-backed or asset-backed securities.

Response 9
The Fund has added disclosure, to the “Portfolio—Portfolio Construction Guidelines” section of the Prospectus Summary, clarifying that it may invest in mortgage-backed and asset-backed securities and securities whose value depends on the value of mortgage-backed or asset-backed securities.

Comment 10	Identify the types of structured products referenced in (i) of the second paragraph.

Response 10	The disclosure has been revised (consistently with the revisions described above) to refer to instruments that do not provide long or short exposure to other credit obligations.

The Fund has also added the following disclosure in the “Portfolio—Portfolio Construction Guidelines” section of the Prospectus Summary:

Structured products, swaps and other derivative instruments that do not provide long or short exposure to other credit obligations are those instruments whose reference or underlying assets or indices are not credit obligations or indices of credit obligations.  Examples of such instruments include equity- and commodity-linked notes, total return swaps based on the value of an equity security and commodity futures contracts.

Comment 11
In the second paragraph, identify the types of products and investments in which the Fund may invest that do not increase or decrease its exposure to credit obligations and briefly indicate the reasons why the Fund would make such investments and clarify the benefit of such investments.  Also disclose, if true, that such investments would nonetheless expose the Fund to other risks.

Response 11	The disclosure has been revised (consistently with the revisions described above) to refer to instruments that do not provide long or short exposure to other credit obligations.

The Fund has also added the following disclosure (in addition to that described in response 10) in the “Portfolio—Portfolio Construction Guidelines” section of the Prospectus Summary:

The Fund may invest in such instruments in order, for example, (i) to seek current income or capital appreciation or (ii) to reduce the Fund’s exposure solely to credit obligations.  The Avenue Managers believe that

Dominic Minore, Esq.	5	December 13, 2010

the flexibility afforded by being able to invest in such instruments may benefit the Fund by (i) allowing the Fund to invest in potentially attractive investment opportunities that are not credit obligations and (ii) increasing the mix of instruments in the Fund’s portfolio which could reduce the overall risk of the Fund’s portfolio (although the Fund intends to remain a non-diversified investment company).  There can be no assurance that these benefits will be realized and such instruments may expose the Fund to risks not presented by credit obligations.

Rationale

Comment 12	Since the Fund is non-diversified, delete references to “diversification of holdings” and similar disclosure elsewhere in the prospectus.

Response 12	The Fund has deleted such references as requested.

Comment 13	Clarify whether the Fund’s investment strategy of reallocating its portfolio is expected to give rise to high portfolio turnover. If it is, highlight the likely consequences.

Response 13
The Rationale section has been deleted from the Prospectus Cover to conserve space.  The Fund has added the following disclosure clarifying the Fund’s portfolio turnover and its consequences in the “Rationale” section of the Prospectus Summary:

The Fund’s portfolio turnover rate may vary from year to year.  The Fund generally expects, under normal market conditions, its portfolio turnover to be up to 100%. Because it is difficult to predict accurately portfolio turnover rates, actual turnover may be higher or lower.  A high portfolio turnover rate increases a fund’s transaction costs (including brokerage commissions and dealer costs), which would adversely impact a fund’s performance.  Higher portfolio turnover may result in the realization of more short-term capital gains than if a fund had lower portfolio turnover.

Pricing Table

Comment 14	In your response letter, confirm that the pricing table and the three bold faced paragraphs immediately preceding the pricing table, will all appear on the outside front cover page of the prospectus.

Response 14	The Fund confirms that the pricing table and the three bold-faced paragraphs immediately preceding the pricing table, as amended, will appear on the outside front cover page of the prospectus.

Comment 15a	Footnote (2) to the pricing table states that the “Adviser may pay certain qualifying underwriters a marketing and structuring fee, a sales incentive

Dominic Minore, Esq.	6	December 13, 2010

fee or additional compensation in connection with this offering.  These fees are not reflected under the sales load in the table above.  See ‘Underwriting.’ ”  Please disclose in footnote (2) the aggregate dollar amount of the contracts and expand the cross-reference to identify the subsection “Additional Compensation to Underwriters and Other Relationships.”

Response 15a
The Fund has added a placeholder for the requested disclosure and the cross-reference to Footnote (2).  It is not expected that the aggregate dollar amount of these fees will be known before pricing – after the last pre-effective amendment will have been filed.  The Fund thus proposes to include such dollar amount in its 497 prospectus.

Comment 15b
Also expand footnote (2), as applicable, to describe briefly all other payments that will be disclosed under the “Underwriting-Additional Compensation to Underwriters and Other Relationships” section of the prospectus.

Response 15b	The Fund has revised footnote (2) as requested.

Comment 16a	In your response letter, confirm that all payments for structuring fees, additional compensation, or sales incentives will not extend beyond the Fund’s initial offering period.

Response 16a
The Fund confirms that all payments by the Adviser to the underwriters for such structuring fees, additional compensation or sales incentives will not extend beyond the Fund’s initial offering period.  The Fund also notes that the Adviser (and not the Fund) has agreed to pay, for shareholder and other services, certain additional compensation to TS Capital, LLC (“TSC”) and its affiliated broker-dealer ABAX Brokerage Services, Inc. (“ABAX”) for up to three years following the Fund’s offering.  The arrangements with TSC and ABAX are described in the revised “Underwriters—Additional Compensation to be Paid by the Adviser” section of the prospectus.

Comment 16b
Please disclose in the prospectus, under the “Additional Compensation to Underwriters and Other Relationships” subsection, the services provided under these contracts and how they will differ from those services provided by the Adviser.

Response 16b	The requested disclosure has been provided.

Comment 16c	Please revise the disclosure in accordance with these comments and file the contracts as exhibits to the Fund’s registration statement.

Response 16c
The Fund has revised the disclosure as described above.  The Fund proposes to file the contracts as exhibits to the Registration Statement by the time of the filing of the last pre-effective amendment to the Registration Statement.  It is expected that these contracts will be filed as forms of contracts, because they will not be completed until pricing, when the amount of compensation due under them will become known and the contracts can be completed.  The Fund notes that, as described above, the amount of compensation due under each such contract will be disclosed in the Fund’s 497 prospectus.

Dominic Minore, Esq.	7	December 13, 2010

Comment 17
Delete the ‘“Estimated offering expenses” line item from the pricing table.  In this regard, add a footnote to the “Proceeds, after expenses, to the Fund” pricing table line item to clarify that the “Per Share” and “Total” proceeds to the Company amounts reflected in the pricing table have been reduced by the aggregate expenses of the offering, as described in footnote (3).

Response 17	The Fund has made the requested revisions.

Comment 18
Expand the first sentence of footnote (3) to indicate that both the sales load, which is directly borne by investors in this offering, and the offering expenses paid by the Fund, which are indirectly borne by investors in this offering, will immediately reduce the net asset value of each investor’s shares.

Response 18	The Fund has expanded such sentence (now the third sentence to footnote (3)) as requested.

Comment 19a
Footnote (3) to the pricing table states that Adviser has agreed to pay all of the Fund’s offering costs (other than the sales load) that exceed $0.04 per share.  Please include in the footnote an estimate of the offering costs expected to be paid by Adviser, both in dollars and per share amounts.

Response 19a	The Fund has included placeholders for the requested information in footnote (3), which will be completed once such expenses become more readily estimated.

Comment 19b	Also disclose the difference between “offering expenses” and “offering costs.”

Response 19b	The Fund has revised the footnote to clarify that “offering costs” and “offering expenses” were intended to be the same. The term offering expenses is now used exclusively.

Portfolio – Credit Quality and Geographic Origin of Portfolio Investments

Comment 20	Delete the word “generally” from the second sentence so as to provide instead specific investment parameters.

Response 20	The Fund has made the requested deletion to the statement regarding the application of the Avenue Credit Thresholds.

Comment 21
Provide definitions of defined terms at their first usage.  In this regard, on page iii provide a plain English definition of “non-stressed or stressed issuers” and specify “the applicable Avenue Credit Thresholds.”

Response 21
To conserve space on the cover page, the Fund has revised this section and it no longer uses the referenced defined terms.  Definitions have been provided where the terms are now first used – in the “Portfolio” and “Investment Philosophy” sections of the Prospectus Summary.

Dominic Minore, Esq.	8	December 13, 2010

Comment 22
Expand the penultimate sentence of the second paragraph to indicate whether there is any minimum or maximum percentage of the Fund’s assets that will be invested overall in “issuers located outside the United States” and specifically in emerging market issuers.

Response 22
The Fund has added to this section a sentence clarifying that there is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non-U.S. credit obligations, generally, or in emerging market credit obligations, specifically.

Comment 23
Expand the last sentence of the second paragraph to indicate whether the Fund’s shareholders will be provided with any notice of the Avenue Managers’ decision to change the geographic focus of the Fund’s investment.

Response 23	The Fund has added disclosure to this section to indicate that the geographic areas of focus may be changed without notice to the Fund’s shareholders.

Portfolio Leverage

Comment 24
The disclosure indicates that “the Fund may utilize uncovered reverse repurchase agreements and borrowings, together with any other senior securities representing indebtedness.”  Note that uncovered reverse repurchase agreements would constitute one class of senior security representing indebtedness under Section 18(c) of the Investment Company Act.

Response 24
The Fund agrees that if such uncovered reverse repurchase agreements were not privately arranged, or were intended to be distributed publicly, they would constitute one class of senior security representing indebtedness under Section 18(c) of the 1940 Act.  The Fund, however, intends to use reverse repurchase agreements that are privately arranged and not intended to be distributed publicly.  Pursuant to Section 18(c)(2), such reverse repurchase agreements (even if uncovered) would not constitute a separate class of senior securities representing indebtedness under Section 18(c).  The Fund intends fully to comply with Section 18 of the 1940 Act in its use of reverse repurchase agreements.

Comment 25	Expand the second sentence of the last paragraph to indicate when the Fund would not cover its obligations.

Response 25
To conserve space on the cover page, the Fund has revised this section and it no longer discusses coverage under the 1940 Act.  The Fund has added a sentence to the relevant discussion in the “Leverage” section of the Prospectus Summary as follows:

The Fund may not cover a reverse repurchase agreement if it does not need to do so to comply with the foregoing 1940 Act requirements and, in

Dominic Minore, Esq.	9	December 13, 2010

the view of an Avenue Manager, the assets that would have been used to cover could be better used for a different purpose.

Adviser and Subadviser

Comment 26
Specify the extent of Morgan Stanley’s indirect, non-controlling interest in Avenue Capital Group.  Also separately disclose the extent of Morgan Stanley’s direct ownership interest in the Adviser and the Subadviser.

Response 26
To conserve space on the cover page, this section has been added to the “Fund” section of the Prospectus Summary.  The Fund has added the following disclosure in that section to clarify (i) that Morgan Stanley’s interest in the Avenue Capital Group is a minority interest and (ii) the nature of Morgan Stanley’s ownership in the Adviser and Subadviser.

Morgan Stanley, the global financial services firm, owns an indirect, non-controlling minority interest in Avenue Capital Group.  In that regard, a Morgan Stanley affiliate is (i) a limited partner of an entity that is a limited partner of the Adviser and (ii) a limited partner of an entity that is a member of a limited partner of the Subadviser.

The Fund notes that the specific amount of Morgan Stanley’s indirect, minority interest in the Avenue Capital Group has never been disclosed publicly.  The Fund believes that the precise quantification of such interest would not be material to an investor in the Fund in light of the disclosure described above.

Prospectus Summary

The Fund

Comment 27	Disclose whether the Fund’s Adviser has ever managed a registered investment company.

Response 27
The Fund has added disclosure to the referenced section stating that the Adviser has not previously managed a registered investment company and that the Subadviser currently serves as the subadviser to another registered investment company.

Rationale

Comment 28	Reconcile the Fund’s expectation that it will “emphasize high current income and capital appreciation” with the Fund’s statement that capital appreciation is a secondary objective.

Response 28	The Fund has clarified this statement to indicate that the Avenue Managers expect to emphasize high current income, with a secondary emphasis on capital appreciation.

Dominic Minore, Esq.	10	December 13, 2010

Investment Philosophy

Comment 29	The meaning of the disclosure contained in the fourth paragraph is confusing and potentially misleading and therefore should be deleted.

Response 29
The Fund believes that this disclosure is significant because it distinguishes the Fund from the Avenue Managers’ other accounts.  In order to clarify the meaning of this paragraph, the Fund has revised this disclosure to read:

The Adviser and Subadviser manage assets for accounts other than the Fund, including private funds.  The Subadviser also currently serves as an investment subadviser to another registered closed-end management investment company (the “Subadvised Credit Fund”) and, pursuant to its subadvisory agreement with the Subadvised Credit Fund, is responsible for investing a portion of that fund’s assets.  The expected risk and return profile for the Fund is generally lower than for most of the Avenue Managers’ other accounts.  Thus, except for the Subadvised Credit Fund, the Fund and most of the Avenue Managers’ other accounts generally will not invest in the same credit obligations (although their investments may include different obligations of the same issuer).  In particular, except in the limited cases described below, the Avenue Managers will allocate credit obligations with a total yield at the time of investment at or below the applicable Avenue Credit Thresholds to the Fund and the Subadvised Credit Fund, and credit obligations with a total yield above the Avenue Credit Thresholds to the Avenue Managers’ other accounts.

In the following cases, credit obligations with a total yield at the time of investment at or below the applicable Avenue Credit Thresholds may also be allocated to the Avenue Managers’ other accounts.  Each of the Avenue Managers, on behalf of its other accounts, will be able to sell short or otherwise take short positions in obligations (including purchasing a credit default swap) at or below the applicable Avenue Credit Thresholds for hedging purposes (and thus at times an Avenue Manager may purchase the same obligations for both its other clients and the Fund).  Investments, such as equities and currencies, that do not have credit-based yields, are not subject to the Avenue Credit Thresholds.  In addition, a portfolio management team (the “CLO Team”) in the Adviser manages certain accounts (including private funds) that invest in certain types of credit obligations in which the Fund may also invest. The CLO Team operates on a different trading system than the Avenue Managers’ other investment professionals and the Avenue Managers employ various policies and procedures intended to separate the CLO Team from such other professionals, including policies and procedures regarding physical separation and regarding limitations on the sharing of information.  The CLO Team will not be involved in the management of the Fund and the Fund’s portfolio managers will not be involved in the management of the CLO Team’s accounts.  The Avenue Credit Thresholds will not apply to investments made by the CLO Team and the CLO Team, on behalf of its accounts, may invest in credit obligations that have a total yield at the time of investment at or below (or above) the applicable Avenue Credit Thresholds.  Investment opportunities in credit obligations sourced by the CLO Team will solely be allocated to the CLO Team’s accounts and not to the Fund.

Dominic Minore, Esq.	11	December 13, 2010

Comment 30	In the last sentence of the last paragraph, insert the word “indirect” before the word “access.”

Response 30	The word “indirect” has been so added by the Fund as requested.

Leverage

Comment 31
Revise the fourth sentence of the third paragraph either (1) to state that the covenants or guidelines will not significantly impede the Avenue Managers in managing the Fund’s portfolio in accordance with its investment objectives and policies or (2) to explain how the covenants and guideline may materially impact the Fund.

Response 31
The Fund has added a sentence to the third paragraph explaining that if such covenants or guidelines are more restrictive than those imposed by the 1940 Act, the Fund may not be able to utilize as much leverage as it otherwise could have, which could reduce the Fund’s investment returns.

Comment 32
Expand the last sentence of the third paragraph to disclose whether the Fund’s trustees will represent the interests of both common and preferred stockholders and, if applicable, that this may present a potential conflict of interest.

Response 32
The Fund has added language to the third paragraph to disclose that any trustees elected by preferred shareholders will represent both holders of common shares as well as holders of preferred shares and that such trustees may have a conflict of interest when the interests of holders of common shares differ from those of holders of preferred shares.

Comment 33	Explain how the Fund’s board of trustees will monitor the conflict of interest disclosed in the fourth paragraph.

Response 33	The Fund has added the following disclosure to the referenced section:

To monitor this potential conflict, the Fund’s Board of Trustees (the “Board”) intends periodically to review the Fund’s use of leverage, including its impact on Fund performance and on the Avenue Managers’ fees.

Comment 34	In the last sentence, clarify that all other expenses of the Fund will be borne entirely by Common Shareholders.

Response 34	The Fund has clarified the last sentence as requested.

The Adviser and the Subadviser

Comment 35	Disclose the amount of the management fee that will be paid to the Adviser and to the Subadviser, and indicate who will pay such management fees.

Dominic Minore, Esq.	12	December 13, 2010

Response 35	The Fund has added the requested disclosure to the referenced section.

Foreign Securities Risk

Comment 36	Expand the disclosure to highlight the risks of emerging market issuers, as applicable.

Response 36	The requested disclosure has been added.

Risks of Senior Loans

Comment 37	In the first paragraph, change the phrase “less liquid” to the word “illiquid.”

Response 37	The phrase has been changed as requested.

Comment 38
Expand the second paragraph to indicate whether the Avenue Managers will also evaluate the credit worthiness of the institution selling the participation in view of the risks described in the fourth paragraph.

Response 38	The Fund has added to the fifth paragraph the following disclosure regarding the Avenue Managers’ evaluation of the credit risk posed by the institution selling the participation:

When purchasing a participation, the applicable Avenue Manager will analyze the credit risk posed by the institution selling the participation.  Each of the Avenue Managers relies primarily on its own evaluation of the credit quality of such selling institutions rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Avenue Managers.

Comment 39
In the fourth paragraph, highlight the risks to the Fund when it acts as an original lender under Senior Loans.  If applicable, disclose whether it may face underwriter liability, lender liability or other claims.

Response 39
The Fund has added the following disclosure to the fifth paragraph regarding the risks to the Fund when it acts as an original lender under Senior Loans, including with respect to underwriter liability, lender liability or other claims:

Because of the nature of its investments, the Fund may be subject to allegations of lender liability and other claims.  See “Risk Factors—Lender Liability Risk.”  In addition, the Securities Act of 1933, as amended (the “Securities Act”), deems certain persons to be “underwriters” if they purchase a security from an issuer and later sell it to the public.  Although it is not believed that the application of this Securities Act provision would cause the Fund to be engaged in the business of underwriting, a person who purchases an instrument from the Fund that was acquired by the Fund from the issuer of such instrument could allege otherwise.  Under the Securities Act, an underwriter may be

Dominic Minore, Esq.	13	December 13, 2010

liable for material omissions or misstatements in an issuer’s registration statement or prospectus.

Comment 40
In the fourth paragraph, clarify whether the Fund will lend to borrowers who, at the time a loan is originated or an assignment or participation is acquired, are experiencing any of the financial situations described in the first sentence of the third paragraph.  If it will, also disclose whether this could constitute a material amount of the Fund’s lending and/or acquisition activities.

Response 40	The Fund has added the following disclosure to the fourth paragraph:

The Fund may make Senior Loans to, or acquire Senior Loans of, borrowers that, at the time of the making or acquisition of the loan by the Fund, are experiencing, or are likely to experience, financial difficulty (including highly leveraged borrowers) and such loans may constitute a material amount of the Fund’s portfolio.  The Fund will not make Senior Loans to, or acquire Senior Loans of, borrowers that, at the time of the making or acquisition of the loan by the Fund, are in bankruptcy.

Counterparty Risk

Comment 41	Expand the disclosure to highlight the Fund’s policy with respect to the creditworthiness of its counterparties.

Response 41	The Fund has added the following disclosure to the requested section regarding the creditworthiness of its counterparties:

The Fund and the Avenue Managers seek to deal only with counterparties of high creditworthiness.  To that end, the Avenue Managers have adopted Broker-Dealer Approval Policies and Procedures that, if applicable, they will follow in considering counterparty creditworthiness.  All of the Fund’s broker-dealer counterparties (including broker-dealer derivative counterparties) will be subject to approval by the Avenue Managers’ risk and compliance groups.  The Avenue Managers’ risk group will also monitor approved counterparties on an ongoing basis and will evaluate and assess the creditworthiness of these counterparties on a quarterly basis.

Financial Leverage Risk

Comment 42	In the third paragraph, replace the word “may” with the word “will.”

Response 42	The Fund has replaced such word as requested.

Comment 43	Delete the phrase “it is not anticipated that” from the fourth paragraph.

Response 43
As discussed with respect to comment 31, the Fund has revised this disclosure to explain that, while it does not anticipate that such covenants or guidelines will significantly impede the Avenue Managers in managing the Fund’s portfolio in

Dominic Minore, Esq.	14	December 13, 2010

accordance with its investment objectives and policies, if such covenants or guidelines are more restrictive than those imposed by the 1940 Act, the Fund may not be able to utilize as much leverage as it otherwise could have, which could reduce the Fund’s investment returns.

Repurchase Agreements and Reverse Repurchase Agreements Risk

Comment 44	Clarify that a repurchase agreement constitutes a lending by the Fund and that a reverse repurchase agreement constitutes a borrowing by the Fund.

Response 44
The Fund has added disclosures clarifying that a repurchase agreement effectively represents a loan from the Fund to the seller under the agreement and that a reverse repurchase agreement effectively represents a loan from the buyer to the Fund under the agreement.

Summary of Fund Expenses

Comment 45	Change the heading of this section to “Summary of Common Shareholder Fees and Expenses.”

Response 45	The Fund has changed the heading of this section as requested.

Comment 46	In the “Common shareholder transaction expenses” section of the fee table, replace each phrase “by the Fund” with the phrase “by you.”

Response 46	The Fund has replaced such phrase as requested.

Comment 47	In your response letter, confirm that all applicable expenses associated with reverse repurchase agreements are reflected in the Fund’s fee table presentation.

Response 47
The Fund confirms that all applicable expenses associated with reverse repurchase agreements are reflected in the Fund’s fee table presentation.  The Fund notes, however, that the fee table has been revised to reflect that the Fund now anticipates that its primary source of leverage will be a bank credit facility – not a combination of reverse repurchase agreements, preferred shares and notes.

Comment 48	In footnote (1), replace each phrase “by the Fund” with the phrase “by the Fund’s Common Shareholders.”

Response 48
The Fund has replaced in footnote (1) the first instance of “by the Fund” with “by the Fund (and thus borne by the Fund’s Common Shareholders)” and the second instance of “by the Fund” with “by the Fund’s Common Shareholders.”

Comment 49	Clarify whether there is a difference between the “offering expenses” identified in the “Common shareholder transaction expenses” table and the “offering costs” identified in footnote (1).

Dominic Minore, Esq.	15	December 13, 2010

Response 49	The Fund has revised the footnote to clarify that “offering costs” and “offering expenses” were intended to be the same. The term “offering expenses” is now used exclusively.

Comment 50	In the last sentence of footnote (1), insert the phrase “along with all of the fees and expenses disclosed in the tables above” before the word “will.”

Response 50	The Fund has inserted such phrase as requested.

Comment 51	Add the phrase “as a” to the beginning of the column heading “Percentage of Net Assets Attributable to Common Shares.”

Response 51	The Fund has added such phrase as requested.

Comment 52
In your response letter, confirm that estimates of all of the costs and expenses for which the Fund will reimburse the Adviser, the Subadviser and the underwriters are included in the prospectus fee table and expense example presentation.

Response 52
The Fund confirms that estimates of all of the costs and expenses for which the Fund will reimburse the Adviser, the Subadviser and the underwriters are included in the prospectus fee table and expense example presentation.

Comment 53
The prospectus discloses that the Fund may invest in the securities of other investment companies.  We note the absence of the Acquired Fund Fees and Expenses line item from the Company’s fee table.  Please confirm to us in your response letter that the Company will not make investments that trigger the need for applicable Acquired Fund Fees and Expenses line item, and that any anticipated AFF&E is included in “Other Expenses.”

Response 53
The Fund confirms that the Fund does not intend to make investments that trigger the need for an applicable Acquired Fund Fees and Expenses line item, and that any anticipated AFF&E are included in “Other Expenses.”

Comment 54
In your response letter, confirm that the types of leverage, as well as their associated expenses, assumed in footnotes (4) & (5) reflect the likely composition of types and expenses of leverage that the Fund intends to employ during the next twelve months.

Response 54
The Fund has revised the fee table to reflect that the Fund now anticipates that its primary source of leverage will be a bank credit facility – not a combination of reverse repurchase agreements, preferred shares and notes.  The Fund confirms that the types of leverage as well as their associated expenses, assumed in the revised footnote (4), reflects the likely composition of types and expenses of leverage that the Fund intends to employ during the next twelve months.

Comment 55	In footnote (5), it appears that the Fund assumes the same rate for its dividends and interest on its preferred shares and its notes, respectively. If true, disclose the reason for this assumption.

Dominic Minore, Esq.	16	December 13, 2010

Response 55
As noted above, the Fund now anticipates that its primary source of leverage will be a bank credit facility – not a combination of reverse repurchase agreements, preferred shares and notes.  As shown in the revised table, the Fund is estimating an interest rate of 1.65% for the bank facility.

Comment 56
Delete the second paragraph of footnote (5) since the purpose of the Form N-2 Item 3 presentation is to provide an estimate of the costs and expenses that the Fund’s common stockholders will directly and indirectly pay.

Response 56	The second paragraph of footnote (5) has been deleted as requested.

Comment 57
Footnote (6) states that the Manager will receive a monthly fee at an annual rate of __% of the average daily value of the Fund’s Managed Assets.  Page 2 defines “Managed Assets” as the total assets of the Fund (including any assets attributable to money borrowed for investment purposes, including proceeds from (and assets subject to) reverse repurchase agreements, any credit facility and any issuance of preferred shares or notes) minus the sum of the Fund’s accrued liabilities (other than Fund liabilities incurred for the purpose of leverage). Include a footnote to the fee table explaining how “Managed Assets” is converted to “net assets.”

Response 57	The Fund has added the following disclosure in footnote (5):

To derive the annual advisory fee as a percentage of the Fund’s net assets (which are the Fund’s total assets less all of the Fund’s liabilities), the Fund’s estimated Managed Assets (approximately $285,900,000) were multiplied by the annual advisory fee rate and then divided by the Fund’s estimated net assets (approximately $190,600,000).

Comment 58	Replace the entire third sentence of footnote (7) with the following sentence: “The example assumes that all dividends and distributions are reinvested at net asset value.”

Response 58	The Fund has so replaced the third sentence as requested. Please note that the text of footnote (7) has been moved and is immediately following the Example.

Example

Comment 59	Delete the phrase “as required by the relevant SEC regulations.”

Response 59
The Fund agrees that the prior phrasing may have been confusing.  The Fund, however, believes it is important to inform investors that the 5% annual return assumption has been selected because it is required by Form N-2, not because the Fund is targeting that level of returns.  Thus, the Fund has revised the introduction to the Example to read as follows:

The following example illustrates the expenses that you would pay on a $1,000 investment in the Fund’s Common Shares (including a sales load of $45 and estimated offering expenses of $2 for the Common Shares)

Dominic Minore, Esq.	17	December 13, 2010

and assuming (i) the Fund issues 10,000,000 Common Shares in this offering, (ii) total annual expenses of 3.21% of net assets attributable to Common Shares in years 1 through 10 (assuming leverage in an amount equal to 33 1/3% of the Fund’s total assets)(4), (iii) a 5% annual return (as required by SEC regulations) and (iv) reinvestment of all dividends and distributions at net asset value:

Comment 60	Delete the second example presentation since the Fund anticipates using leverage.

Response 60	The second example presentation has been deleted as requested.

Securities of Other Investment Companies

Comment 61	Clarify that, for purposes of satisfying the Fund’s 80% asset test, each investment company in which the Fund invests will have a policy to invest at least 80% of its assets in credit obligations.

Response 61
The Fund clarified in this section that if the Fund invests in securities issued by an investment company the investment will only count towards the 80% test if (i) the obligation is itself a credit obligation of the investment company or (ii) the investment company itself has a policy to invest at least 80% of its assets in credit obligations.

Comment 62
The prospectus indicates that the Fund may invest in affiliated registered investment companies. Disclose whether such investee investment companies will waive any sales load or other fees for the Fund.

Response 62
The Fund has added disclosure in this section stating that if the Fund invests in affiliated registered investment companies, it is not anticipated that such investment companies would waive any sales load or other fees for the Fund.

Zero Coupon Bonds

Comment 63
In the scenario outlined in the last sentence, clarify whether the character of the distribution to the Fund’s shareholders would be ordinary income on what otherwise could have been more favorably characterized as a capital gains distribution.

Response 63	The Fund has added the following disclosure to this section:

Distributions attributable to the Fund’s “original issue discount” income accruing on zero coupon bonds, and of all other ordinary income, will generally be taxable to the Common Shareholders as ordinary income.  As a consequence of selling investments in order to make distributions of “original issue discount” income and other income in respect of which the

Dominic Minore, Esq.	18	December 13, 2010

Fund has not received a corresponding amount of cash, the Fund may realize additional income that gives rise to additional distribution requirements; distributions of such additional income may be taxable to the Common Shareholders as ordinary income or as long-term capital gain depending on which investments are sold. See “Tax Matters.”

Use of Leverage and Related Risk

Comment 64	Expand the discussion to clarify that drops in asset values may magnify losses or totally eliminate the Fund’s equity in a leveraged investment.

Response 64	The Fund has added the following disclosure to this section:

The use of leverage by the Fund may magnify the Fund’s losses when there is a decrease in the value of a Fund investment and even totally eliminate the Fund’s equity in its portfolio or a Common Shareholder’s equity in the Fund.

Comment 65	In your response letter, confirm that the Fund will not borrow from, grant security interests to, or pledge assets to affiliates.

Response 65	The Fund confirms that it will not borrow from, grant security interests to, or pledge assets to its affiliates.

Comment 66	Disclose that any person from whom the Fund borrows will not have either a veto power or a vote in approving or changing any of the Fund’s fundamental policies.

Response 66
It is possible that the terms of a bank credit facility, notes or other borrowing program could require the Fund to obtain the approval of the lender prior to changing a fundamental policy.  (Please see the disclosure to that effect in “Description of Capital Structure—Credit Facility/Commercial Paper Program/Notes.”)  A lender or noteholder would not be able to require a change to a fundamental policy of the Fund.

Comment 67	Clarify that any grant of a security interest in the Fund’s assets in connection with any borrowing by the Fund will be limited to one-third of the Fund’s total assets.

Response 67
It is possible that the terms of a bank credit facility, notes or other borrowing program could require the Fund to grant a security interest over all of its assets.  The actual amount borrowed by the Fund would of course be limited by Section 18. Please see “Description of Capital Structure—Credit Facility/Commercial Paper Program/Notes.”

Comment 68
Expand the sixth paragraph to disclose that all of the costs of offering and servicing all methods of leverage described in the fifth paragraph will be borne entirely by the Fund’s Common Shareholders.  Also state that the interests of persons with whom the Fund enters into leverage arrangements are not necessarily aligned with the interests of the Fund’s Common

Dominic Minore, Esq.	19	December 13, 2010

Shareholders and that their claims on the Fund’s assets will be senior to those of the Fund’s Common Shareholders.

Response 68	The Fund has added to the eighth paragraph the following disclosure:

All costs of offering and servicing any of the leverage methods the Fund may use will be borne entirely by the Fund’s Common Shareholders.  The interests of persons with whom the Fund enters into leverage arrangements (such as, bank lenders, note holders and preferred shareholders) will not necessarily be aligned with the interests of the Fund’s Common Shareholders and such persons will have claims on the Fund’s assets that are senior to those of the Fund’s Common Shareholders.

Comment 69	Disclose that, when the Fund issues preferred stock, some directors will represent both common stockholders and preferred stockholders. Disclose the potential conflict of interest this may present.

Response 69
The Fund has added disclosure to the seventh paragraph stating that any trustees elected by preferred shareholders will represent both holders of common shares as well as holders of preferred shares and that such trustees may have a conflict of interest when the interests of holders of common shares differ from those of holders of preferred shares.

Non-Diversification Risk

Comment 70	Highlight the diversification requirements of Subchapter M that the Fund intends to satisfy.

Response 70	The Fund has added the following disclosure to this section:

For a discussion of these diversification requirements, see “Tax Matters—Taxation of the Fund” in the SAI.

Government Intervention in the Financial Markets Risk

Comment 71	Disclose the risk of no future government bailouts.

Response 71	The Fund has added the following disclosure to this section:

It is possible that governments (whether domestic or foreign) will not take any additional actions to support the financial markets or the economy (including by prohibiting any future “bailouts”), which may materially and adversely affect the Fund.

Reverse Repurchase Agreements and Derivatives

Comment 72	In the last sentence of this section, clarify that even if the Fund covers its obligations, it could nonetheless incur losses thereon.

Dominic Minore, Esq.	20	December 13, 2010

Response 72	The Fund has added the following sentence to the end of this section:

Further, the Fund may incur losses on such transactions (including the entire amount of the Fund’s investment in such transaction) even if they are covered.

Net Asset Value

Comment 73	Clarify that holders of Common Shares will receive market price, rather than net asset value, upon the sale of their Common Shares.

Response 73	The Fund has added the following disclosure to this section:

When a holder of Common Shares sells shares he or she will typically receive the market price for such shares, which may be less than the net asset value of such Common Shares.  See “Closed-End Fund Structure.”

Closed-End Fund Structure

Comment 74	Expand the last sentence to specify the type of vote of the shareholders of the Fund needed before the Fund could convert to an open-end mutual fund.

Response 74	The Fund has added the following disclosure to this section regarding conversion of the Fund to an open-end mutual fund:

Conversion of the Fund to an open-end mutual fund would require approval by both (i) a majority of the Board of Trustees and (ii) a vote of shareholders representing the lesser of (a) 67% or more of the outstanding voting securities of the Fund at a shareholder meeting, if the holders of more than 50% of the outstanding voting securities are present in person or by proxy, or (b) more than 50% of the outstanding voting securities of the Fund.

Anti-Takeover Provisions in the Agreement and Declaration of Trust

Comment 75
Disclose that the Fund will not amend its Bylaws to be subject to any control share act unless the staff of the Securities and Exchange Commission agrees in advance that such action is consistent with the Investment Company Act of 1940.  See Boulder Total Return Fund, Inc. (pub. avail. Nov. 15, 2010).

Response 75
The Fund acknowledges that, under the staff’s interpretation of the 1940 Act, the Fund may not amend its By-laws to become subject to a control share statute that limits the voting rights of shareholders acquiring a controlling position in the Fund.  The Fund further acknowledges that it would not so amend its By-laws to become subject to such a statute unless it were consistent with the 1940 Act and the staff’s interpretations thereof.

Dominic Minore, Esq.	21	December 13, 2010

The Fund believes, however, that should the staff’s position change (or the 1940 Act be amended, for example), the Fund should not be required to seek specific approval from the staff to so amend its By-laws.  Rather, the Fund believes that it should, like other investment companies, be able to rely on any positions of general applicability announced by the staff (or on any changes in law) without seeking specific approval from the staff.  In that regard, the Fund has added the following disclosure to this section:

Under the 1940 Act, as interpreted by the staff of the SEC, the Fund may not amend its By-laws to become subject to a control share statute that limits the voting rights of shareholders acquiring a controlling position in the Fund.  The Fund would not so amend its By-laws to become subject to such a statute unless it were consistent with the 1940 Act and the staff’s interpretations thereof.

Comment 76	Expand the disclosure to highlight, in plain English, the material terms of “these provisions” of the Fund’s Declaration of Trust that are relevant to this section of the prospectus.

Response 76	The Fund has expanded the disclosure in this section as requested.

Underwriting

Comment 77	Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund’s offering.

Response 77	The underwriting terms of the Fund’s offering have not yet been submitted to FINRA for approval. The Fund will notify the staff promptly upon receiving such approval.

Additional Compensation to Underwriters and Other Relationships

Comment 78
Disclose the amount of the fees that will be paid under the various arrangements identified in this section, and clarify whether the fees are one-time fees or whether they are payable annually.  Also file all agreements in respect of the services to be rendered and the compensation to be paid, as described in this section, as exhibits to the registration statement.

Response 78
The Fund has added placeholders for the requested disclosure to this section.  As discussed above, it is not expected that the amount of these fees (and, in some cases, the identity of the recipients) will be known before pricing – after the last pre-effective amendment will have been filed.  The Fund thus proposes to include such amounts and identities in its 497 prospectus.  With respect to the contracts, as described above, the Fund proposes to file forms of the contracts as exhibits to the Registration Statement by the time of the filing of the last pre-effective amendment to the Registration Statement.

Comment 79	In the first paragraph, clarify who will pay for the distribution and shareholder services to be provided to the Adviser under the distribution agreement.

Response 79	The Fund has clarified this disclosure to indicate that (i) all fees under the Distribution Agreement with TS Capital, LLC and ABAX Brokerage Services, Inc.

Dominic Minore, Esq.	22	December 13, 2010

will be paid by the Adviser (and not the Fund) and (ii) expenses incurred by TSC and ABAX under such agreement in connection with the Fund’s offering will be offering expenses of the Fund and payable by the Fund, subject to the Adviser’s agreement to pay all offering expenses of the Fund in excess of $0.04 per Common Share.

Comment 80
Disclose the difference in the services to be provided under the various arrangements identified in this section and the services to be provided in respect of the sales load and offering expenses that the Fund and its Common Shareholders will pay in connection with the sale and distribution of the Fund’s Common Shares.

Response 80	The requested disclosure has been provided.

Comment 81
In the second paragraph, identify the type(s) of “additional compensation” that the Adviser may pay in connection with the offering.  Also identify the names of the “certain qualifying underwriters” referenced in the second paragraph.

Response 81
The Fund has added the requested disclosure to this section.  The Fund has included placeholders for “certain qualifying underwriters.”  As discussed above, the Fund proposes to identify the names of the “certain qualifying underwriters” in the Fund’s 497 prospectus, because they may not be known until pricing.

Statement of Additional Information

Types of Senior Loan Investments – Original Lender

Comment 82
To the extent that the Fund expects to act as an original lender for a material amount of credit obligations in its portfolio, then substantially expand the prospectus disclosure to provide a meaningful discussion of, including the material risks and potential liabilities arising from, the Fund’s origination activities.  The disclosure should highlight the underwriting standards that the Fund intends to employ.  Highlight the likely nature of the Fund’s relationship with the entities in respect of which it will originate credit obligations.  Also highlight the nature of the Fund’s relationship with the persons that will “act as the agent or principal negotiator or administrator of a Senior Loan.”

Response 82

The Fund has added disclosure to this section to indicate that:

The Fund will not act as an original lender for a loan, if, after making such loan, loans originated by the Fund would exceed 20% of the Fund’s Managed Assets.  The Fund will generally only act as an original lender for a loan if, among other things, in the Adviser’s or the Subadviser’s judgment, the borrower can make timely payments on their loans and satisfy other credit standards established by the Adviser or the

Dominic Minore, Esq.	23	December 13, 2010

Subadviser.  Each of the Avenue Managers relies primarily on its own evaluation of the credit quality of such a borrower.  The Fund will not originate a loan (i) to a borrower that is a portfolio company controlled by a fund managed by the Avenue Capital Group or (ii) where a member of the Avenue Capital Group or a fund managed by the Avenue Capital Group is the agent, principal negotiator or administrator of the loan, except to the extent that an Avenue Manager or another registered investment company managed by an Avenue Manager might be considered to be the principal negotiator of a loan it negotiates for the Fund and/or one or more other registered investment companies managed by an Avenue Manager.

In addition, the Fund has added the following additional discussion of the Fund’s origination activities to the “Investment Objectives and Principal Investment Strategy—Senior Loans” section of the prospectus:

When the Fund acts as an original lender, it may participate in structuring the Senior Loan. When the Fund is an original lender, it will have a direct contractual relationship with the borrower, may enforce compliance of the borrower with the terms of the loan agreement and may have rights with respect to any funds acquired by other lenders through set-off. Lenders typically also have full voting and consent rights under loan agreements. Certain actions of the borrower typically requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount of interest on or principal of a Senior Loan, releasing collateral, changing the maturity of a Senior Loan or a change in control of the borrower, frequently require the unanimous vote or consent of all lenders affected. The Fund intends never to act as the agent or principal negotiator or administrator of a Senior Loan, except to the extent it might be considered to be the principal negotiator of a loan negotiated by an Avenue Manager for the Fund and/or one or more other registered investment companies managed by an Avenue Manager.

The Fund will not act as an original lender for a loan, if, after making such loan, loans originated by the Fund would exceed 20% of the Fund’s Managed Assets.  The Fund will generally only act as an original lender for a loan if, among other things, in the Adviser’s or the Subadviser’s judgment, the borrower can make timely payments on their loans and satisfy other credit standards established by the Adviser or the Subadviser.  Each of the Avenue Managers relies primarily on its own evaluation of the credit quality of such a borrower.  As a result, the Fund is particularly dependent on the analytical abilities of the Avenue Managers.  Because of the nature of its investments, the Fund may be subject to allegations of lender liability and other claims.  See “Risks Factors — Lender Liability Risk.”  In addition, the Securities Act of 1933, as amended (the “Securities Act”), deems certain persons to be "underwriters" if they purchase a security from an issuer and later sell it to the public. Although it is not believed that the application of this Securities Act provision would cause the Fund to be engaged in the business of underwriting, a person who purchases an instrument from the Fund that was acquired by the Fund from the issuer of such instrument could allege otherwise.  Under the Securities Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus.

Dominic Minore, Esq.	24	December 13, 2010

The Fund will not originate a loan (i) to a borrower that is a portfolio company controlled by a fund managed by the Avenue Capital Group or (ii) where a member of the Avenue Capital Group or a fund managed by the Avenue Capital Group is the agent, principal negotiator or administrator of the loan, except to the extent that an Avenue Manager or another registered investment company managed by an Avenue Manager might be considered to be the principal negotiator of a loan it negotiates for the Fund and/or one or more other registered investment companies managed by an Avenue Manager.

Investment Restrictions

Comment 83	In the third fundamental investment restriction, insert the phrase “or group of industries” after the word “industry.”

Response 83
The Fund has revised this restriction to clarify that, under its concentration policy, the 25% limit applies to investments in a particular industry, but does not apply to investments in a group of industries.  The revised investment restriction is as follows:

[The Fund may not] [i]nvest in any security if as a result, 25% or more of the value of the Fund’s total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry except (a) securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or securities of state and municipal governments or their political subdivisions (however, not including private purpose industrial development bonds issued on behalf of non-government issuers), or (b) as otherwise provided by the 1940 Act, as amended from time to time, and as modified or supplemented from time to time by (i) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time, and (ii) any exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time.  The Fund does not have a policy limiting investments in any group of industries and the Fund may invest in groups of industries to the extent deemed advisable by the Fund’s investment adviser or subadviser. For the purposes of this investment restriction, issuers of CLOs, CBOs and/or CDOs are considered not to be in the same industry.

Comment 84
With respect to the “latter part of certain of the Fund’s fundamental investment restrictions,” as defined in the accompanying parenthetical, provide SAI disclosure highlighting what is currently permitted in the context of each of the Fund’s enumerated fundamental investment restrictions 1, 3, 4, 5 & 6.  Also disclose any policies of the Fund limiting the amount it may engage in each.

Response 84	The Fund has revised its fundamental investment restrictions to clarify that the referenced “latter part” does not apply to restrictions 4 (real estate), 5 (physical commodities) or 6 (loans).

With respect to restrictions 1 and 3, the Fund has added the following disclosure to this section:

Thus, with respect to the foregoing restrictions 1 and 3, the Fund currently may not:

Dominic Minore, Esq.	25	December 13, 2010

1.  Issue senior securities or borrow money except as permitted by the 1940 Act and the rules and regulations thereunder.  Currently, the 1940 Act and the rules and regulations thereunder generally limit the extent to which the Fund may utilize “uncovered” reverse repurchase agreements and borrowings, together with any other senior securities representing indebtedness, to 33 1/3% of the Fund’s total assets at the time utilized.  In addition, the 1940 Act limits the extent to which the Fund may issue preferred shares to 50% of the Fund’s total assets (less the Fund’s obligations under uncovered reverse repurchase agreements and other senior securities representing indebtedness).  “Covered” reverse repurchase agreements will not be counted against the foregoing limits under the 1940 Act.  A reverse repurchase agreement will be considered “covered” if the Fund segregates an amount of cash and/or liquid securities equal to the Fund’s obligations under such reverse repurchase agreement (or segregates such other amounts as may be permitted by the 1940 Act or SEC guidance from time to time); otherwise, a reverse repurchase agreement will be considered “uncovered.”

2.  Invest in any security if, as a result, 25% or more of the value of the Fund’s total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry.

Advisory Agreement

Comment 85	In your response letter, confirm that all of the fees and expenses identified in the third paragraph are reflected in the Fund’s fee table presentation, as applicable.

Response 85	The Fund confirms that all of the fees and expenses identified in the third paragraph are reflected in the Fund’s fee table presentation, as applicable.

Additional Information

Comment 86
In the fourth sentence, clarify that the material terms of any such contract or other document are nonetheless described in the Prospectus and the Statement of Additional Information.  If necessary, provide additional disclosure to ensure that the material terms of each such contract or other document are so described.

Response 86	The Fund agrees that the fourth sentence may have been confusing and has deleted the sentence.

Part C

Item 34. Undertakings

Comment 87	Provide the undertaking required by Rule 484 of Regulation C under the Securities Act.

Response 87	The Fund directs the Staff to the final paragraph of Item 30, which provides the requested undertaking.

Dominic Minore, Esq.	26	December 13, 2010

Signatures

Comment 88
At the time the registration statement was originally filed Randolph Takian was the sole initial trustee of the fund.  Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act.  Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Fund’s Board of Trustees, as well as its principal accounting officer or comptroller.

Response 88	The Fund intends to have, prior to effectiveness, a Board of Trustees whose composition complies with the Investment Company Act.

The Fund also acknowledges the signature requirements of Section 6(a).  The Fund’s registration statement will be signed by at least a majority of its Board of Trustees and by the Fund’s president and chief executive officer and the Fund’s treasurer and chief financial officer.  The Fund has neither a principal accounting officer nor a comptroller.

Thank you very much for your assistance with this matter.  Please do not hesitate to contact me or Greg Rowland (212-450-4930) if you have any questions.

Very truly yours, /s/ Nora M. Jordan Nora M. Jordan, Esq.